

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2011

Via E-mail
Robert C. Ogden
Chief Financial Officer
Omni Bio Pharmaceutical, Inc.
5350 South Roslyn, Suite 430
Greenwood Village, CO 80111

Re: Omni Bio Pharmaceutical, Inc.
     Form 10-K for the Fiscal Year Ended March 31, 2011
     Filed June 29, 2011
     File No. 000-52530

Dear Mr. Ogden:

     We note that the column "February 28, 2006 (Inception) through March 31, 2011" included in your Consolidated Statements of Operations and Consolidated Statements of Cash Flows and certain financial information included in your Consolidated Statements of Stockholders' Equity were audited by Cordovano and Honeck, LLP for the period from February 28, 2006 (Inception) through March 31, 2008. Effective October 13, 2011, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Cordovano and Honeck, LLP. You can find a copy of the order at http://pcaobus.org/News/Releases/Pages/10132011_Announce_Sanctions.aspx.

     As Cordovano and Honeck, LLP is no longer registered with the PCAOB, you may not include its audit reports or consents in your filings with the Commission. Since Cordovano and Honeck, LLP audited the above period that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit the period described above.

     Please advise us as to how you intend to address such re-audit requirements no later than November 1, 2011.

     Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

                         Sincerely,

                         /s/ Jim B. Rosenberg

                         Jim B. Rosenberg
                         Senior Assistant Chief Accountant